Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
The following lists the subsidiaries of ATI Inc., excluding those subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

Name of Subsidiary	State or Country of Incorporation
ALC Funding Corporation	Delaware
Allegheny Ludlum, LLC	Pennsylvania
ATI Flat Rolled Products Holdings LLC	Pennsylvania
ATI Ladish LLC	Wisconsin
ATI Operating Holdings, LLC	Delaware
ATI Properties, Inc.	Delaware
Shanghai STAL Precision Stainless Steel Company Limited (1)	China
TDY Holdings, LLC	Delaware
TDY Industries, LLC	California
TDY Holdings Limited	United Kingdom
ATI Titanium LLC	Delaware

(1) Owned 60% by the registrant and 40% by China Baowu Steel Group Corporation Limited.